FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of November 2009

Commission File Number   000-21968

BRAZAURO RESOURCES CORPORATION
16360 Park Ten Place, Suite 217
Houston, TX 77084

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F         Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

EXHIBIT INDEX

Exhibit No.            Description

99.1                         Press Release dated November 10, 2009

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 10, 2009	BRAZAURO RESOURCES CORPORATION /s/ Mark E. Jones, III Mark E. Jones, III Chairman

EXHIBIT 99.1

16360 PARK TEN PLACE, SUITE 217

HOUSTON, TX 77084

November 10, 2009	Trading Symbol: BZO-TSX.V

Brazauro Reports Results of Last Remaining Drill-Holes

Completed By Eldorado Gold Corp. at Tocantinzinho

Houston, TX – Brazauro Resources Corp. is pleased to announce results of the remaining drilling carried out by Eldorado Gold Corp. at the Company’s 100%-owned Tocantinzinho Gold Project (TZ) in the Tapajos region of Para state, Brazil. These results represent the last eight holes executed by Eldorado as part of its planned 20,000-meter drilling program at Tocantinzinho.

With the completion of this campaign, total drilling at Tocantinzinho amounts to 45,065 meters in 159 diamond drill holes. Of these, 139 holes delineate the deposit for a total of 40,960 meters. In summary, Brazauro drilled 97 holes for a total of 25,635 meters and Eldorado drilled 62 holes for a total of 19,430 meters.

The objectives of Eldorado’s drilling program were to confirm previous drilling results reported by Brazauro, to fill in the mineralized resource model, to investigate the geochemical and physical nature of the wallrock and to provide larger samples for metallurgical testing.

Of the remaining eight holes now disclosed, three were drilled to fill in the high-grade zone in the middle of the mineralized area. These were hole numbers TOC 145A, 146 and 152. Holes TOC-148, 150 and 151 were drilled in the northwest portion of the mineralized zone, which presents intervals of high and low grade mineralization. Holes TOC-147 and 149 were drilled in the southeast extremity of the mineralized area, which is typically lower grade.

Mark Jones, chairman and CEO, said, “We are pleased that the drill program continues to confirm the resource model at Tocantinzinho and the results are consistent with drilling carried out by Brazauro .”

The following table summarizes the results of these eight holes.

Hole	Length (m)	Au grade (g/t)	From (m)	To (m)	Final Depth (m)
TOC-145A	46.12	0.35	313.56	359.68	516.63
TOC-146 Including	119.00 50.21 107.00 54.38	1.30 2.50 0.80 1.43	0.00 50.79 172.00 297.44	119.00 101.00 279.00 351.82	384.96
TOC-147	No significant assays				382.52
TOC-148	61.34	1.50	81.70	143.04	324.91
TOC-149	64.91	0.35	247.00	311.91	396.24
TOC-150	30.05	0.42	113.95	144.00	240.79
TOC-151	19.49 64.80	0.53 0.77	62.00 101.00	81.49 165.80	272.18
TOC-152	20.00 160.36	0.95 0.92	206.00 299.88	226.00 460.24	487.68

Mineralized intervals are determined using a cut-off of 0.20 g/t Au. All intercepts are “down the hole” and do not represent true widths. All holes are inclined from 55° to 81° from horizontal.

In accordance with the Option/Joint Venture Agreement signed in July, 2008, Eldorado Gold Corp. is managing the Tocantinzinho Project until the earlier of July 24, 2010 or exercise of its option.

Eldorado has the option to acquire a 60% interest in the Tocantinzinho Project for $40 million by committing to an expenditure of $9.5 million over a two-year period toward completing an NI 43-101-compliant feasibility study. Eldorado will have a second option to purchase an additional 10% of the Tocantinzinho Project for a further $30 million once a construction decision has been made following the completion of a feasibility study. Should the feasibility study develop between 2 and 2.5 million or more than 2.5 million proven and probable ounces of gold, the second option price will be increased by $5 and $10 million, respectively. Eldorado will have a third option to purchase an additional 5% of the Tocantinzinho Project for a further $20 million within two years of the construction decision.

Sampling Procedures

The recovered NTW and BTW-size cores are split in half by a standard rock saw. One-half is sent to the laboratory in intervals not greater than 2 meters in length and cut depending on geologic parameters. The remaining half-core is stored on site. The samples were bagged in lots of fifty (50) and flown from the project site to Belo Horizonte ALS-Chemex lab. Samples are dried at 105°C; crushed with at least 70% of passing mass in 2mm sieve (grain fraction). Samples are split to obtain 250 to 300g of material and pulverized with at last 85% of material passing in a sieve of 75 microns = 200 mesh. A split of 30g is assayed by Fire Assay and AAS. In case of samples with visible gold a duplicate is collected and the procedure is repeated.

In addition to the laboratory’s quality control, Eldorado has added its own certified check samples each 10 samples.

Mr. Rodrigo Mello, a qualified person as defined in NI 43-101 and Senior Consultant of Belo Horizonte, Brazil-based NCL Brasil Ltda., has read and approved the technical portions of this release.

Mark E. Jones III Chairman, CEO Brazauro Resources Corporation

For further information, please contact:

Brazauro Resources Mark E. Jones, III, Chairman Ph. 281-579-3400 info@brazauroresources.com www.brazauroresources.com

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein. Certain statements contained in this press release may constitute forward-looking statements under Canadian securities legislation which are not historical facts and are made pursuant to the “safe harbour” provisions under the United States Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based upon the Company’s reasonable expectations and business plan at the date hereof, which are subject to change depending on economic, political and competitive circumstances and contingencies. Readers are cautioned that such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause a change in such assumptions and the actual outcomes and estimates to be materially different from those estimated or anticipated future results, achievements or position expressed or implied by those forward-looking statements. Risks, uncertainties and other factors that could cause the Company’s plans to change include changes in demand for and price of gold and other commodities (such as fuel and electricity) and currencies; changes or disruptions in the securities markets; legislative, political or economic developments in Brazil; the need to obtain permits and comply with laws and regulations and other regulatory requirements; the possibility that actual results of work may differ from projections/expectations or may not realize the perceived potential of the company’s projects; risks of accidents, equipment breakdowns and labour disputes or other unanticipated difficulties or interruptions; the possibility of cost overruns or unanticipated expenses in development programs; operating or technical difficulties in connection with exploration, mining or development activities; the speculative nature of gold exploration and development, including the risks of diminishing quantities of grades of reserves and resources; and the risks involved in the exploration, development and mining business.The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise.